UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549
                                  ________________


                                    SCHEDULE 13-D


                      Under the Securities Exchange Act of 1934


                         CONTINENTAL INVESTMENT CORPORATION
                                  (Name of Issuer)


                       Common Stock, Par Value $0.50 Per Share
                           (Title of Class of Securities)


                                    211-515-10-1
                                   (CUSIP Number)


                                    Wilma Graham
                            Swan Financial Services, Inc.
                                6656 Monticello Lane
                                  Memphis, TN 38115
                                   (901) 521-0703
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   March 29, 1996
                            (Date of event Which Requires
                              Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this
          Schedule 13-D, and is filing this Schedule because of Rule  13d-1
          (b) or (4), check the following box.  [ ]

          Check the following box if a fee is being paid with this statement. [ ]

                               CUSIP NO. 211-515-10-1

          (1) Name of Reporting                             Swan Financial
              Persons, S.S. or I.R.S.                       Services, Inc.
              Identification No. of                         EIN 74-2771881
              Above Person

          (2) Check the Appropriate                         (a)
              Box if a Member of a                          (b)
              Group

          (3) SEC Use Only

          (4) Source of Funds                                OO

          (5) Check if Disclosure of
              Legal Proceedings is
              Required Pursuant to
              Items 2(d) or 3(e)

          (6) Citizen or Place of
              Organization                                  State of Georgia

                                   (7)  Sole Voting
                                        Power               933,333

          Number of Shares         (8)  Shared Voting
          Beneficially                  Power
          Owned by Each
          Reporting                (9)  Sole Dispositive
          Person With*                  Power               933,333

                                  (10)  Shared Dispositive
                                        Power


          (11) Aggregate Amount Beneficially
               Owned by Each Reporting Person               933,333


          (12) Check of the Aggregate Amount in
               Amount in Row (11) Excludes
               Certain Shares

          (13) Percent of Class Represented by
               Amount in Row (11)                           9.40%

          (14) Type of Reporting Person                     CO

          Item 1. Security and Issuer

                 This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 per value per share (the "Shares") of Continental Investment Corporation, a Georgia corporation (the "Company") whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

          Item 2. Identity and Background

                 (a) This Statement is filed by Swan Financial Services, Inc., a corporation organized under the laws of Georgia. The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

                 (b) and (c)

                 The principal business address of Swan Financial Services, Inc. is 6656 Monticello Lane, Memphis, TN 38115. The principal business of Swan Financial Services, Inc. is securities and real estate investment and trading in real estate.

                 (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Swan Financial Services, Inc. is organized under the laws of the State of Georgia.

          Item 3. Source and Amount of Funds or Other Consideration

                 The purchase of the Company's Common Stock was made with the trade of an asset (land) of Swan Financial Services, Inc.

          Item 4. Purpose of the Transaction

                 The Company's Common Stock was purchased by Swan
          Financial Services, Inc. for investment purposes.

          Item 5. Interest in the Securities of the Issuer

                 (a) and (b)

                 Swan Financial Services, Inc. is the record owner of 933,333 shares of the Company's Common Stock which is 9.40% of the outstanding Common Stock. Ms. Wilma Graham, President, has the power to direct the vote or disposition of those shares.

                 (c) None

                 (d) None

                 (e) None

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None

          Item 7. Materials to be Filed as Exhibits

                  None


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                        SWAN FINANCIAL SERVICES, INC.


                                        By: /S/ Wilma Graham
                                            Wilma Graham, President


          Dated:  April 17, 1996